

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 7, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re:** **Spheric Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 1, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Statements of Stockholders' Deficit, page F-4

1. We have read your response to comment four from our letter dated April 20, 2009. Please revise your statements of stockholders' deficit to specifically provide the "date" and dollar amounts (per share or other equity per unit and in total) of each issuance including the number of stock, warrants, rights or other equity securities issued for cash and for other consideration on each date presented. Refer to paragraph 11(d) of SFAS 7.

Statements of Cash Flows, page F-5

2. We have read your response to comment six from our letter dated April 20, 2009. Please tell us why the inception to date amount related to "payments on license fee acquired with long-term note payable" is zero. Please revise your statements of cash flows accordingly.

Stock-Based Compensation, page F-8

3. We have read your response to comment nine from our letter dated February 4, 2009. As previously requested, expand your MD&A disclosures to provide a reconciliation of the fair value of your common stock as reflected in your historical financial statements to your anticipated IPO price of $6.00 per share. Please tell us supplementally and expand your disclosures to provide an analysis of the equity instruments, including your warrants, granted from January 1, 2008 through the date of your response letter. Discuss how you determined fair value of each equity instrument at each grant date. Please ensure your response and disclosures identify the timing of specific events and/or circumstances supporting changes or the lack of change in management's deemed fair value of equity issuances. Please also discuss the date of the initial meeting with your underwriters and your decision to undertake an initial public offering.

* * * *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
Quarles & Brady LLP
One Renaissance Square
Two North Central Avenue
Phoenix, AZ 85004

Mr. Hank Gracin, Esq.
Lehman & Eilen, LLP
Mission Bay Office Plaza
20283 State Route 7, Suite 300
Boca Raton, FL 33498